mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

November 10, 2011

Mr. Tim Buchmiller
Corporate Finance Department
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	mPhase Technologies, Inc.
Registration Statement on Form S-1
Filed October 12, 2011
File No. 333-177248

Dear Sirs:

This letter is in response to your letter of comments dated November 4, 2011 in connection with our filing of the above-referenced Registration Statement on Form S-1.

1.

We have removed the parenthetical “(Approximately 155% of the number of shares of common stock issuable upon conversion of the convertible notes at $.0048 per share” to make it clear that we are not relying on Rule 416 to register an indeterminate number of shares of common stock based upon a fluctuating market price. In addition for further clarification we have inserted the word “regarding” after the word “Convertible Note” to further clarify our reference to and reliance on the Rule.

2.

We have corrected the number of shares that we are registering with respect to the number of shares issuable upon conversion of the Convertible Note to 185,400,000. We have also wired to the Commission an addition $.52 as the amount of the filing fee for the additional shares. Please note that all of the conditions for the closing of the second tranche have been met in that the Company has received the additional $200,000 as payment for such tranche in connection with the filing of the Registration Statement on Form S-1.

3.

We have corrected the disclosure in the first paragraph of the Prospectus to indicate that the Shares to be resold by Jay Wright are based upon exercise of the Warrant and not in relation to a convertible note.

4.	We have revised the prospectus summary to highlight the history of net losses and the Company’s accumulated deficit.

5.

We have updated Footnote 13 to our Financial Statements for the now expected date of entering into a final definitive acquisition and a final closing date of November 30, 2011 and December 31, 2011 respectively.

6.

We have revised our prospectus summary on Page 6 to indicate exactly how the number of shares being registered are calculated. The amount of shares to be resold will be only the amount of shares actually converted into and will depend on the price of the Company’s common stock on the date of the conversion. We have clarified that the conversion discount is included as part of the share calculation on Page 6. The 75% conversion feature on page 48 relates to a description of a prior convertible note financing with John Fife and the shares that could be converted into are not being registered as part of this registration statement. This information is disclosed on Page 48 to give the reader an historical prospective of a prior financing and we believe is not confusing with the current 80% discount rate for the Convertible Note which is the subject of this registration statement.

7.	We have corrected the number of warrant shares on footnote 13 to our financial statements to be equal to 3,676,471 which is identical to that set forth in the fee table as well as Exhibit 10.72.

8.	We have inserted the table with the information required by Regulation SK Item 507 on Page 17.

9.	We have inserted on page 34 the disclosure required by Item 401(f) of Regulation S-L regarding the cease and desist order contained in Release No. 34-56672 as it relates to Messrs. Durando and Dotoli.

10.	We have inserted the undertaking required by Item 17 of Form S-1 on Page 51 of the document following Item 16.

11.	We have corrected the incorrect reference to Form 10K(1) on Page 51 of the S-1 to indicate that the Financial Statement Schedules are filed as part of the S-1 directly.

12.	We have corrected our signature page to conform to the requirements of Rule 402(e) of the Securities Act of 1933.

13.	We have had our principal accounting officer sign the Registration Statement indicating each capacity he is signing in.

14.	We have updated our Legal Opinion of Counsel Exhibit 5 to include the Warrant Shares.

15.	We have changed the Legal Opinion of Counsel to opine on the relevant Business Corporation Law of the State of New Jersey.

16.	We have included investors as people who may rely on the Legal Opinion of Counsel.

Very truly yours,

/s/ Martin Smiley
Martin Smiley
EVP, CFO and General Counsel